SMIC Added to Hang Seng Corporate Sustainability Index Series

We are pleased to announce that as of September 2011, SMIC has been selected as a constituent company of the Hang Seng Corporate Sustainability Benchmark Index.

The Hang Seng Corporate Sustainability Index Series was launched in July 2010 to provide a benchmark for sustainability-focused investment. Companies must demonstrate a high standard of performance in environmental, social and corporate governance in order to be added to the Benchmark Index, which currently has 68 constituents. These factors are assessed by an independent sustainability advisory firm, ensuring that the series is objective, reliable, and of high investability.

SMIC’s inclusion in the Hang Seng Corporate Sustainability Benchmark Index demonstrates its adherence to the highest levels of sustainability in environmental, social, governance, and workplace practices. SMIC will continue to implement robust governance and compliance systems across all aspects of its operations, and pursue its longstanding commitment to sustainable development, environmental health and safety, and corporate social responsibility.

For more on the Hang Seng Corporate Sustainability Index Series please visit the official Hang Seng Indexes website: www.hsi.com.hk